Exhibit 99.3

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In this translation an attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so, by law the Dutch text will govern.

Deed of partial amendment of the articles of association

(Reverse Share Split and Capital Reduction)

On the @ day of @ two thousand twenty-four, appeared before me, Jan-Mathijs Petrus Hermans, civil-law notary, practising in Amsterdam, the Netherlands:

[@name deputy civil-law notary Dentons Europe LLP in Amsterdam, the Netherlands].

The said individual declared as follows:

WHEREAS

A.	On the @ day of January two thousand twenty-four, the general meeting (the General Meeting) of Sono Group N.V., a public company ('naamloze vennootschap'), with its statutory seat in Amsterdam, the Netherlands, (office address: 8093 5 Munich, Germany, Waldmeisterstrasse 76) and registered with the Trade Register held by the Chamber of Commerce for the Netherlands under number 80683568 (the Company), inter alia resolved (the Shareholders’ Resolutions) during an extraordinary general meeting held in Amsterdam, the Netherlands, on the thirty-first day of January two thousand twenty-four (the EGM), to partially amend the articles of association of the Company (the Articles of Association) in order to create the effect of a reverse share split in respect of all issued and outstanding shares (irrespective of whether it concerns Ordinary Shares or High Voting Shares (both as defined hereinafter)) in the Company's capital (the Reverse Share Split).

B.	By the Shareholders’ Resolutions, the General Meeting also resolved:

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(i)	to - at the same time as the Reverse Share Split - decrease the issued capital of the Company in respect of the ordinary shares in the capital of the Company (the Ordinary Shares), by decreasing the nominal value per Ordinary Share to one eurocent (EUR 0.01) per Ordinary Share; and

(ii)	to - at the same time as the Reverse Share Split - decrease the issued capital of the Company in respect of the high voting shares in the capital of the Company (the High Voting Shares), by decreasing the nominal value per High Voting Share to twenty-five eurocent (EUR 0.25) per High Voting Share.

C.	Furthermore, by the Shareholders’ Resolutions it was resolved that (i) the exact reverse share split ratio and (ii) the date of implementation of the Reverse Share Split will both be determined by the management board of the Company (the Management Board) based on the formula laid down in the explanatory notes to the agenda of the EGM and as recorded in the minutes of the EGM, and that if the number of Ordinary Shares and/or High Voting Shares held by a person is not exactly divisible by the applicable ratio before the Reverse Share Split, banks and brokers will round the positions up or down, depending on the particular contractual arrangements between the bank or broker and the relevant holder. This, since no fractional shares will be issued in the capital of the Company in connection with the Reverse Share Split, while as a consequence of the said rounding up or down, the Company’s issued capital will not be reduced.

D.	Moreover, by the Shareholders’ Resolutions it was resolved that the said reduction of the nominal value of:

(i)	the Ordinary Shares shall occur without any repayment of the reduced nominal value per Ordinary Share or any other payment to the holders of such Ordinary Shares (the Capital Reduction Ordinary Shares); and

(ii)	the High Voting Shares shall occur without any repayment of the reduced nominal value per High Voting Share or any other payment to the holders of such High Voting Shares (the Capital Reduction High Voting Shares).

E.	Since (i) the Capital Reduction Ordinary Shares and (ii) the Capital Reduction High Voting Shares occur for the benefit of the Company’s profit reserves (ter delging van geleden verliezen), the Shareholders’ Resolutions in relation to the Capital Reduction Ordinary Shares and the Capital Reduction High Voting Shares have immediate effect in accordance with Section 2:100, paragraph 6, of the Dutch Civil Code.

F.	In furtherance of the Shareholders’ Resolutions, on the @ day of @ two thousand twenty-four, the Management Board resolved (the Management Board Resolutions):

(i)	to set the exchange ratio for the Reverse Share Split at @ to @ (@:@), so that [@ (@)] Ordinary Shares will be combined into one (1) Ordinary Share and [@ (@)] High-Voting Shares will be combined into one (1) High Voting Share; and

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(ii)	to approve the Capital Reduction Ordinary Shares and the Capital Reduction High Voting Shares.

G.	By the Shareholders’ Resolutions, it was furthermore resolved to authorize the person appearing to have this deed executed.

H.	The Articles of Association were established at incorporation of the Company, by a deed executed on the twenty-third day of October two thousand twenty before P.C.S. van der Bijl, civil-law notary in Amsterdam, the Netherlands and were last amended by a deed, executed on the seventeenth day of November two thousand twenty-one, before a substitute of P.C.S. van der Bijl, aforementioned civil-law notary.

AMENDMENT ARTICLES OF ASSOCIATION

By implementing the Shareholders’ Resolutions and the Management Board Resolutions, the said individual, acting as aforesaid, declares that the Articles of Association are hereby partially amended as follows:

Article 5.1 is hereby amended and will read as follows:

5.1	The Company’s authorised share capital amounts to @ euro (EUR @).

Article 5.2 is hereby amended and will read as follows:

5.2	The authorized share capital is divided into:

a.	@ (@) ordinary shares, each having a nominal value of one eurocent (EUR 0.01); and

b.	@ (@) high voting shares, each having a nominal value of twenty-five eurocents (EUR 0.25).

Article 42 is hereby deleted in full.

FINAL STATEMENTS

A.	Upon this deed coming into effect and in accordance with the Shareholders’ Resolutions and the Management Board Resolutions:

(i)	all issued ordinary shares in the capital of the Company, being @ (@) ordinary shares, , with a nominal value of six eurocents (EUR 0.06) each, numbered from @ up to and including @, issued immediately prior to the execution of this deed, and all of which ordinary shares are issued in the name of The Depository Trust Company, are hereby consolidated and converted into @ (@) ordinary shares, with a nominal value of one eurocent (EUR 0.01) each, numbered from @ up to and including @;

(ii)	all issued high voting shares in the capital of the Company, being @ (@) high voting shares, with a nominal value of one euro and fifty eurocents (EUR 1.50) each, numbered from HV@ up to and including HV@, issued immediately prior to the execution of this deed, are hereby consolidated and converted into @ (@) high voting shares, with a nominal value of twenty-five eurocents (EUR 0.25) each, numbered from HV@ up to and including HV@; and

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(iii)	all issued high voting shares in the capital of the Company, being @ (@) high voting shares, with a nominal value of one euro and fifty eurocents (EUR 1.50) each, numbered from HV@ up to and including HV@, issued immediately prior to the execution of this deed, are hereby consolidated and converted into @ (@) high voting shares, with a nominal value of twenty-five eurocents (EUR 0.25) each, numbered from HV@ up to and including HV@;

so that as per the moment of the subject amendment of the Articles of Association, the issued and paid-up capital of the Company will consist of:

a.	@ (@) ordinary shares, with a par value of one eurocent (EUR 0.01) each, numbered from @ up to and including @ and

b.	@ (@) high voting shares, with a par value of twenty-five eurocents (EUR 0.25) each, numbered from HV@ up to and including HV@;

so that the aggregate nominal value of the issued share capital will decrease and amounts to @ euro (EUR @).

B.	No fractional shares are created as a consequence of the Reverse Share Split.

C.	The following annexes are attached to this deed:

(i)	the agenda and the explanatory notes to the EGM (Annex 1);

(ii)	the minutes evidencing the Shareholders’ Resolutions (Annex 2); and

(iii)	the Management Board Resolutions (Annex 3).

END

The said individual is known to me, civil-law notary.

This deed was executed in Amsterdam, the Netherlands, on the date first above written. I, civil-law notary, stated and explained the substance of this deed and pointed out the consequences of its contents to the said individual. The said individual then declared that he had noted the contents of this deed and that he agreed therewith. Subsequently, this deed was executed and was, immediately after it had been read aloud in part, signed by the said individual and by me, civil-law notary.